May 8, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	Mara L. Ransom
Dietrich King
Lisa Kohl

Re:	The Western Union Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 17, 2013
File No. 001-32903

Ladies and Gentlemen:

On behalf of The Western Union Company, a Delaware corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated April 25, 2013 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed April 17, 2013 (the “Proxy Statement”). For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

Form 10-K for the fiscal year ended December 31, 2012

Item 1.	Business, page 6

Money Transfer and Payment Instrument Licensing and Regulation, page 15

1.

You state that you provide money transfer and payment services to individuals in Cuba, Sudan, and Syria. As you know, Cuba, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since your letter to us dated June 10, 2010. Your response should describe the services and funds you have provided or intend to provide into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

The following provides an update to the description of the Company’s business relating to each of Cuba, Sudan and Syria since the Company’s letter to the Staff dated June 10, 2010. Absent material changes to the United States rules and regulations that govern doing business in these countries, the Company does not anticipate materially changing the nature and extent of its contacts with these countries in the future.

Cuba: The Company’s consumer-to-consumer money transfer services with respect to Cuba have been authorized pursuant to numerous specific licenses from the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) beginning in 1995,* and are conducted in accordance with all applicable United States rules and regulations (including 31 CFR 515). Through its subsidiaries, the Company enables individuals in the United States to send money from locations throughout the United States to individuals in Cuba who are not prohibited from receiving such funds by OFAC. These services are provided in Cuba through a contractual arrangement with one state-owned third-party agent that operates a network of approximately 360 locations. The Company does not provide intra-country or out-bound money transfer services within or from Cuba.

Additionally, through its subsidiaries, the Company has previously provided limited payment services to Cuba for United States entities. These services were conducted pursuant to both general and specific OFAC licenses and in accordance with United States rules and regulations. The Company ceased providing such services in 2012.

Except those contacts related to its provision of consumer-to-consumer money transfer services and payment services as described above, the Company has not had and does not have any agreements, arrangements or other contacts with the Cuban government or entities it controls.

Sudan: The Company, through its subsidiaries, conducts its consumer-to-consumer money transfer services with respect to Sudan pursuant to an OFAC general license, effective June 13, 2005. That license authorizes transmission of funds by U.S. registered money transmitters, if those funds are “noncommercial, personal remittances” for persons ordinarily resident in Sudan and such persons are not part of the Sudanese government. The Company has been providing these services in Sudan since April 2006. The Company currently provides such money transfer services with respect to Sudan through contractual arrangements with three third-party agents which provide in-bound, intra-country and out-bound money transfer services from approximately 20 locations. Also through its subsidiaries, the Company provides limited payment services with respect to Sudan pursuant to OFAC general licenses and sanction exemptions.

Except those contacts related to its provision of consumer-to-consumer money transfer services and payment services as described above, the Company has not had and does not have any agreements, arrangements or other contacts with the Sudanese government or entities it controls.

Syria: The Company, through its subsidiaries, has been providing limited consumer-to-consumer money transfer services with respect to Syria for almost ten years in accordance with United States laws expressly authorizing its services in that country. The Company provides these money transfer services with respect to Syria through contractual arrangements with three third-party agents, which operate a network of approximately 90 locations that offer in-bound, intra-country and out-bound money transfer transactions. The Company, through its subsidiaries, also provides limited payment services with respect to Syria pursuant to OFAC general licenses and sanction exemptions.

Except those contacts related to its provision of consumer-to-consumer money transfer services and payment services as described above, the Company has not had and does not have any agreements, arrangements or other contacts with the Syrian government or entities it controls.

2.

Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

*

The original OFAC license number granted for the purpose of providing money transfers to Cuba was CU-15160 and was granted on October 15, 1995. The license has been amended on several occasions; the current number is CU-15160C.

RESPONSE:

The Company respectfully informs the Staff that it believes its contacts with Cuba, Sudan and Syria are not material to the Company’s results of operations or financial condition, and therefore do not create a material investment risk for the Company’s security holders or present material risks for the Company’s reputation or share value.

Quantitative Factors: As of March 31, 2013, the Company had a network of approximately 515,000 agent locations in 200 countries and territories. The combined number of agent locations in Cuba, Sudan and Syria constituted less than one-tenth of one percent of the Company’s agent network.

Revenues from the Company’s business in Cuba, Sudan and Syria to date have been de minimis, and the Company expects that revenues with respect to Cuba, Sudan and Syria will remain de minimis for the foreseeable future. The Company’s total revenue for each of the years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2013 was $5,192.7 million, $5,491.4 million, $5,664.8 million, and $1,325.4 million, respectively. The Company’s combined revenue from its business in Cuba, Sudan and Syria during those periods was $20.9 million, $27.0 million, $27.2 million, and $7.5 million, respectively. In each such preceding period, the combined revenue from these three countries represented less than six-tenths of one percent of the Company’s total revenue.

Neither the Company nor its subsidiaries have any offices, personnel, assets, or liabilities in these countries. However, settlement receivables and obligations exist with respect to the third-party agents in Cuba, Sudan and Syria. These settlement receivables and obligations represent transferred funds that are receivable from or payable to these agents. In accordance with United States rules and regulations, money is only transferred into Cuba from the United States, and generally more money is transferred into, as opposed to out of or within, Sudan or Syria. Accordingly, the Company was in a net settlement obligation position at each of December 31, 2010, 2011 and 2012, and March 31, 2013. Total settlement obligations for the business associated with these countries at such dates were $1.1 million, $3.1 million, $4.3 million, and $3.7 million, respectively. Comparatively, total settlement obligations for the Company were $2,635.2 million, $3,091.2 million, $3,114.6 and $3,319.2, respectively. The settlement obligations for these three countries combined was less than two-tenths of one percent of the Company’s total settlement obligations at each of December 31, 2010, 2011 and 2012, and March 31, 2013.

Qualitative Factors: The Company has conducted activities openly in Cuba, Sudan and Syria for many years and has been disclosing these activities in each of its Annual Reports on Form 10-K since its spin-off from First Data Corporation in September 2006. Such activities are conducted in accordance with United States rules and regulations. The Company does not have offices, personnel, assets, or liabilities in these countries and the value of the money transfers involving these countries is limited. The Company believes the limited nature of the Company’s operations in these jurisdictions, combined with a regulatory compliance program designed to help ensure compliance with United States law, protect the Company’s reputation and avoid material risks for security holders.

In light of these factors, the Company does not believe that a reasonable investor would deem the limited contacts the Company has with Cuba, Sudan and Syria to be qualitatively important in making an investment decision or perceive any reasonable risk to the Company’s reputation or stock price associated with these contacts. The Company has considered the various divestment initiatives regarding companies that do business in countries designated as state-sponsors of terrorism. In the Company’s view, the Company’s limited contact with Cuba, Sudan and Syria, combined with its robust regulatory compliance program, do not present a material investment risk for the Company’s security holders. Among other things, the Company does not believe that divestiture initiatives related to contacts with these countries — if any were to occur — would have a material adverse effect on the Company’s stock price or its security holders.

Definitive Proxy Statement on Schedule 14A

The Western Union Executive Compensation Program, page 31

Strategic Performance Objectives, page 32

3.

Please disclose the threshold and target performance goals for each of the Strategic Performance Goals included in the chart on page 33, or tell us why you believe such disclosure is not required. In doing so, please disclose the way in which achievement at a particular level (e.g., threshold or target) resulted in a particular percentage payout. In this regard, we note it is unclear what percentage payout is applicable to the achievement of threshold performance, and which is applicable to target performance.

RESPONSE

The Company provides annual incentive compensation through its Senior Executive Annual Incentive Plan (the “Annual Incentive Plan”), which is a stockholder approved plan providing an overall limit on tax-deductible incentive awards to named executive officers. As noted on page 31 of our Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), the 2012 Annual Incentive Plan awards were based 70% on the Company’s achievement of financial performance metrics relating to revenue and operating income growth and 30% on the Company’s achievement of strategic business objectives relating to new revenue realized and the development and implementation of a global customer database. The Compensation Committee of the Company’s Board of Directors (the “Committee”) designed the 2012 Annual Incentive Plan to include both financial and strategic business objectives because the Committee believed that it was important to emphasize certain strategic priorities in 2012 in addition to financial goals and to align further the Annual Incentive Plan with the Company’s business strategy.

The Company disclosed the extent to which the 2012 strategic performance goals were achieved, the aggregate payout level for achieving the strategic performance goals and the actual incentive amounts paid, on pages 32-33 and 37-40 of the Proxy Statement. However, as described in the Company’s supporting analysis below, the Company believes that quantitative disclosure of the actual strategic performance thresholds and targets established is not required for two reasons. First, the Company believes that this information is not material to investors. Second, the Company believes that disclosure of specific strategic performance threshold and targets potentially would result in competitive harm to the Company and its stockholders.

Materiality of Disclosure Regarding Performance Goals: Item 402(b) and Instruction 1 state that the purpose of the Compensation Discussion and Analysis is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding strategic performance thresholds and targets need only be included in the Compensation Discussion and Analysis if such information is material and necessary to an understanding of the Company’s compensation policies and decisions for our named executive officers.

Narrative information regarding the structure of the Annual Incentive Plan, including analysis regarding why the Company designed the plan using that structure, is material and necessary because the Annual Incentive Plan is a significant component of the compensation program for the Company’s named executive officers. However, the Company does not believe that information regarding the strategic performance thresholds and targets for 2012 under the Annual Incentive Plan is material or necessary because such disclosure would not give investors any significant additional insight into the Company’s short-term performance-based compensation program or the operation of the Annual Incentive Plan.

As described in the Proxy Statement, incentive compensation with respect to strategic performance goals was tied to the attainment of two strategic performance measures – new revenue realized (weighted 20%) and the development and implementation of a global customer database (weighted 10%). The 20% weighting allocated to the new revenue realized performance measure was further allocated to the attainment of three strategic performance measures relating to the realization of new revenue – new revenue realized from the Global Consumer Financial Services business unit, business-to-business new customer growth and growth in new customer revenue originating from westernunion.com. We did not disclose the strategic performance thresholds and targets and the associated payout levels for such thresholds and targets because strategic performance comprised only 30% of the incentive award opportunity under the Annual Incentive Plan, with the weighting of each strategic goal ranging from approximately 6% to 10% of the potential award, and the strategic goals contributed, on average, less than 4% of the total compensation of the named executive officers for 2012.

Further, the Company believes that its disclosure in the Proxy Statement of the material elements of the Company’s annual incentive compensation and Annual Incentive Plan is sufficiently detailed to provide investors with an understanding of the Company’s compensation policies and decisions regarding its named executive officers. The Proxy Statement provides detailed disclosure regarding the financial performance metrics, which accounted for 70% of the bonus opportunity under the Annual Incentive Plan. Specifically, as noted on page 32 of the Proxy Statement, there is significant disclosure regarding the performance levels required to achieve a 100% payout with respect to the financial performance metrics, the operation of the payout grid, and the percentage achievement of the revenue and operating income metrics for 2012. In addition, the Proxy Statement discloses the following information regarding the Annual Incentive Plan:

•	why and how the Committee structured the current Annual Incentive Plan;

•	the amount that would be paid at target, as a percentage of base salary;

•	the amounts of annual incentive compensation actually paid for 2012 performance;

•	the specific performance measures used in determining whether payments would be made;

•	the percentage satisfaction of the strategic performance measures; and

•	the Committee’s assessment of the level of difficulty inherent in attaining the strategic performance measures.

Given all of the disclosures already contained in the Proxy Statement regarding the Annual Incentive Plan, the disclosure of the specific numeric strategic performance thresholds and targets would not add significantly to an “understanding of the Company’s compensation policies and decisions,” and is not otherwise material.

The standard for assessing materiality in the context of the securities laws has been articulated by the Supreme Court, as stated in TSC Industries v. Northway and elsewhere, “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in” making voting and other decisions regarding the stock. 426 U.S. 438, at 449 (1976). For the reasons described above, it is highly unlikely that a “reasonable” shareholder would find disclosure of information regarding specific strategic performance thresholds and targets (representing, on average, less than 4% of the total compensation paid to the named executive officers) to be “important” in making any voting decision. Adding specific strategic performance thresholds and targets to the disclosure already contained in the Proxy Statement would not aid investors in any meaningful way. Therefore, the Company believes that disclosure of these performance thresholds and targets is not required.

Nevertheless, even if it is assumed, for purposes of argument, that information regarding specific quantitative performance goals is material, Instruction 4 to Item 402(b) provides that such information need not be disclosed if disclosure would result in competitive harm to the Company. The following section explains why the Company believes this standard is met with respect to the Annual Incentive Plan.

Competitive Harm: The strategic performance goals are established based on the confidential strategic operating plans and priorities for the Company. As noted on page 31 of the Proxy Statement, the Committee designed the 2012 Annual Incentive Plan to include both financial and strategic business objectives because the Committee believed that it was important to emphasize certain strategic priorities in 2012 in addition to financial goals and to align further the Annual Incentive Plan with the Company’s business strategy. For example, in 2012, the Company’s strategic plan placed significant emphasis on the further development of the Company’s information technology infrastructure and new revenue growth.

As the Company noted in the risk factors set forth in the Form 10-K, the Company’s industry is subject to rapid and significant technology changes, with the constant introduction of new and enhanced products and services and evolving industry standards and consumer needs and preferences. The Company’s ability to enhance its current services and introduce new services that address these changes has a significant impact on its ability to be successful. The performance metric relating to the development and implementation of a global customer database represents a component of the Company’s proprietary technology infrastructure and is designed to assist the Company in competing effectively and addressing the evolving nature of its business. By disclosing the underlying performance thresholds and targets which relate to three different developmental stages of the customer database as well as the implementation of such database in various markets, the Company’s competitors would receive significant insight into the developmental status of the Company’s proprietary information technology infrastructure. Accordingly, the Company believes that disclosure of such proprietary information would be competitively harmful and would give competitors an advantage in designing and investing in their own information technology infrastructures.

In addition, as noted in the risk factors set forth in the Form 10-K, money transfer and global business payments are highly competitive industries which include service providers from a variety of financial and non-financial business groups. These services are differentiated by features and functionalities such as brand recognition, customer service, trust and reliability, distribution network and channel options, convenience, price, speed, variety of payment methods, service offerings, and innovation. The Company’s continued growth depends on its ability to compete effectively in these industries, both with respect to existing customers as well as new revenue growth among its different service offerings. The new revenue performance measures are based on the Company’s confidential operating plan and internal projections and goals with respect to new revenue growth among its different service offerings. Disclosure of this information would allow a competitor to understand the Company’s focus areas, including insight into its investment priorities, pricing strategies and marketing strategies among its different service offerings.

Accordingly, the Company does not believe that disclosure of specific performance goals is required because it would result in competitive harm to the Company and its stockholders.

* * * * *

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-8680.

Very truly yours,

/s/ John R. Dye
John R. Dye
Executive Vice President, General Counsel and Secretary
The Western Union Company

cc:	Hikmet Ersek
Sidley Austin LLP
Ernst & Young LLP